Bionomics Limited

4 October 2006

Securities and Exchange Commission
Judiciary Plaza,
450 Fifth Street,
Washington DC 20549


SEC MAIL PROCESSING
RECEIVED
OCT 1 0 2006
WASH. D.C.
213
SECTION


06017526

SUPPL

Re: Bionomics Limited - File number 82-34682

Please see attached provided pursuant to Section 12g3-2(b) file number 82-34682.

Yours sincerely

PROCESSED
OCT 24 2006
THOMSON
FINANCIAL

Stephen Birrell
CFO & Company Secretary

10/18

Bionomics Limited

4 October 2006


SEC MAIL PROCESSING
RECEIVED
OCT 1 0 2006
WASH, D.C.
213
SECTION

Dear Shareholder

ANNUAL GENERAL MEETING

I am pleased to invite you to attend the Annual General Meeting of Bionomics Limited to be held at 10.30 am on Thursday 9 November 2006, in the Grevillea Room, Lower Lobby Level, Hyatt Regency, North Terrace, Adelaide, and have enclosed the Notice of Meeting and Explanatory Memorandum.

If you are unable to attend the meeting in person, I encourage you to return the enclosed proxy form. The proxy form should be returned in the envelope provided, or faxed to our Share Registry on (08) 8236 2305 so that it is received by 10.30 am on Tuesday 7 November 2005.

I look forward to your attendance at the meeting.

Yours sincerely

Peter Jonson
Chairman

31 Dalgleish Street Thebarton SA Australia 5031 Phone 61 8 8354 6100 Fax 61 8 8354 6199 Email info@bionomics.com.au
Web Address www.bionomics.com.au ABN 53 075 582 740

NOTICE OF ANNUAL GENERAL MEETING 2006

Notice is hereby given that the Annual General Meeting of Bionomics Limited (**"the Company"**) will be held in the Grevillea Room, Lower Lobby Level, Hyatt Regency, North Terrace, Adelaide, at 10.30 am on Thursday 9 November 2006 to transact the business set out below.

Members should refer to the accompanying Explanatory Notes for further information concerning the business to be transacted at this meeting.

ORDINARY BUSINESS

Financial Statements and Reports

To receive and consider the Company's Financial Report for the financial year ended 30 June 2006 and the accompanying Directors' Report and Auditor's Report.

Resolution 1 – Adoption of Remuneration Report

To consider and, if thought fit, to pass the following resolution as an ordinary resolution:

That the remuneration report for the year ended 30 June 2006 be adopted.

Please note that the vote on this resolution is advisory only and does not bind the directors or the Company.

Resolution 2 – Election of Non-Executive Director – Dr George Jessup

To consider and, if thought fit, to pass the following resolution as an ordinary resolution:

That Dr George Jessup be re-elected as a director of the Company.

Dr George Jessup will be retiring at the Annual General Meeting as required by the Company's Constitution and, being eligible, offers himself for re-election.

Resolution 3 – Election of Non-Executive Director – Mr Trevor Tappenden

To consider and, if thought fit, to pass the following resolution as an ordinary resolution:

That Mr Trevor Tappenden be re-elected as a director of the Company.

Mr Trevor Tappenden will be retiring at the Annual General Meeting as required by the Company's Constitution and, being eligible, offers himself for re-election.

SPECIAL BUSINESS

Resolution 4 – Approval of Proposed Issue of Shares to Directors

To consider and, if thought fit, to pass the following resolution as an ordinary resolution:

That, for the purposes of ASX Listing Rule 10.11, the issue of fully paid ordinary shares in the Company to the following directors in the quantities specified below and on the terms described in the Explanatory Notes accompanying the Notice of this Annual General Meeting is approved:

Dr Peter Jonson	*185,979*
Dr George Jessup	*92,990*
Dr Deborah Rathjen	*206,186*
Mr Trevor Tappenden	*90,592*

Resolution 5 – Approval of Proposed Issue of Shares to Mr Stephen Birrell

To consider and, if thought fit, to pass the following resolution as an ordinary resolution:

That, for the purposes of ASX Listing Rule 7.1, the issue to Mr Stephen Birrell of 103,093 fully paid ordinary shares in the Company on the terms described in the Explanatory Notes accompanying the Notice of this Annual General Meeting is approved.

Resolution 6 – Approval of Proposed Issue of Share Options to Mr Trevor Tappenden

To consider and, if thought fit, to pass the following resolution as an ordinary resolution:

That, for the purposes of ASX Listing Rule 10.14, the issue to Mr Trevor Tappenden of 500,000 share options in the Company pursuant to the Bionomics Limited Employee Share Option Plan, as described in the Explanatory Notes accompanying the Notice of this Annual General Meeting, is approved.

Resolution 7 – Approval of Proposed Issue of Share Options to Dr Deborah Rathjen

To consider and, if thought fit, to pass the following resolution as an ordinary resolution:

That, for the purposes of ASX Listing Rule 10.14, the issue to Dr Deborah Rathjen of 97,300 share options in the Company pursuant to the Bionomics Limited Employee Share Option Plan, as described in the Explanatory Notes accompanying the Notice of this Annual General Meeting, is approved.

Resolution 8 – Approval of Issue of Shares

To consider and, if thought fit, to pass the following resolution as an ordinary resolution:

That, for the purposes of ASX Listing Rule 7.4, the issue of 16,857,145 fully paid ordinary shares in the Company made by the Company on 26 September 2006 on the terms described in the Explanatory Notes accompanying the Notice of this Annual General Meeting is approved.

Resolution 9 – Approval of Proposed Issue of Shares to George Jessup and Start-up Australia Ventures Pty Limited as managing partner of the BioVentures Australia Partnership

To consider and, if thought fit, to pass the following resolution as an ordinary resolution:

That, for the purposes of ASX Listing Rule 10.11, the issue of fully paid ordinary shares in the Company to the following parties in the quantities specified below and on the terms described in the Explanatory Notes accompanying the Notice of this Annual General Meeting is approved:

Dr George Jessup	*714,286*
Start-up Australia Ventures Pty Limited (as managing partner of the BioVentures Australia Partnership)	*7,142,857*

Resolution 10 – Approval of Proposed Issue of Shares

To consider and, if thought fit, to pass the following resolution as an ordinary resolution:

That, for the purposes of ASX Listing Rule 7.1, the issue of 11,285,712 fully paid ordinary shares in the Company on the terms described in the Explanatory Notes accompanying the Notice of this Annual General Meeting is approved.

VOTING EXCLUSION STATEMENT

1. In relation to Resolution 4, in accordance with Listing Rule 14.11 of the ASX Listing Rules, the Company will disregard any votes cast on the resolution by or on behalf of Dr Peter Jonson, Dr George Jessup, Dr Deborah Rathjen or Mr Trevor Tappenden and any person who might obtain a benefit, except a benefit solely in the capacity of a holder of ordinary securities, if the Resolution is passed, as well as any associate of any of the above.

2. In relation to Resolution 5, in accordance with Listing Rule 14.11 of the ASX Listing Rules, the Company will disregard any votes cast on the resolution by or on behalf of Mr Stephen Birrell and any person who might obtain a benefit, except a benefit solely in the capacity of a holder of ordinary securities, if the Resolution is passed, as well as any associate of Mr Birrell.

3. In relation to Resolutions 6 and 7, in accordance with Listing Rule 14.11 of the ASX Listing Rules, the Company will disregard any votes cast on the resolution by or on behalf of a director of the Company and any associate of a director of the Company.

4. In relation to Resolution 8, in accordance with Listing Rule 14.11 of the ASX Listing Rules, the Company will disregard any votes cast on the resolution by or on behalf of any person who participated in the issue as well as any associate of any of them.

5. In relation to Resolution 9, in accordance with Listing Rule 14.11 of the ASX Listing Rules, the Company will disregard any votes cast on the resolution by or on behalf of Dr George Jessup or Start-up Australia Ventures Pty Limited and any person who might obtain a benefit, except a benefit solely in the capacity of a holder of ordinary securities, if the Resolution is passed, as well as any associate of any of the above.

6. In relation to Resolution 10, in accordance with Listing Rule 14.11 of the ASX Listing Rules, the Company will disregard any votes cast on the resolution by or on behalf of any person who may participate in the proposed issue and any person who might obtain a benefit, except a benefit solely in the capacity of a holder of ordinary securities, if the Resolution is passed, as well as any associate of any of them.

Despite the foregoing, the Company is not required to disregard a vote if (a) it is cast by a person as proxy for a person who is entitled to vote, in accordance with the directions on the proxy form or (b) by the Chairman of the meeting as proxy for a person who is entitled to vote, in accordance with a direction on the proxy form to vote as the proxy decides.

PROXIES, POWERS OF ATTORNEY AND CORPORATE REPRESENTATIVES

A member who is entitled to attend and vote at this meeting may appoint a proxy to attend and vote for the member at the meeting. The proxy need not be a member of the Company and may be an individual or a body corporate. For the convenience of members a proxy appointment form is enclosed.

A member who is entitled to cast more than one vote at the meeting may appoint two separate proxies to vote on their behalf. Where two proxies are appointed, the member may specify the proportion or number of votes each proxy is appointed to exercise failing which each proxy may exercise half of the member's votes. Fractions of votes will be disregarded. If a single proxy is appointed by a member, that proxy may vote on a show of hands. If two proxies are appointed by a member, neither proxy may vote on a show of hands.

An appointed proxy has the same rights as the member to speak at the meeting and to join in a demand for a poll.

In order to be valid the proxy form must be received by the Company at the address or facsimile number specified below, along with any power of attorney or notarially certified copy of a power of attorney (if the proxy form is signed pursuant to a power of attorney), by no later than 48 hours before the Annual General Meeting (i.e., *by no later than 10.30 am, 7 November 2006*):

Bionomics Limited
c/- Computershare Investor Services Pty Ltd
Level 5, 115 Grenfell Street
ADELAIDE SA 5000

or

Bionomics Limited
c/- Computershare Investor Services Pty Ltd
GPO Box 1903
ADELAIDE SA 5001

***or** facsimile: (08) 8236 2305.*

A member who is a body corporate may appoint an individual as a representative to exercise the member's voting rights at the Annual General Meeting pursuant to section 250D of the Corporations

Act. Representatives will be required to present documentary evidence of their appointment on the day of the meeting.

DETERMINATION OF ENTITLEMENT TO ATTEND AND VOTE

For the purpose of the Corporations Act, the Company has determined that all securities of the Company that are quoted securities at 7.00pm (Adelaide time) on 7 November 2006 will be taken, for the purpose of the Annual General Meeting, to be held by the persons who held them at that time.

QUESTIONS AND COMMENTS BY MEMBERS

In accordance with the Corporations Act, the chairperson of the Annual General Meeting will allow a reasonable opportunity for members at the meeting to ask questions about, or make comments on, the management of the Company.

Similarly, the chairperson will allow a reasonable opportunity for members at the meeting to ask questions of a representative of the Company's Auditors, PricewaterhouseCoopers, relevant to the conduct of the audit, the preparation and content of the Auditor's Report, the accounting policies adopted by the Company in relation to the preparation of the financial statements and the independence of the Auditors in relation to the conduct of the audit.

Pursuant to the Corporations Act, members may submit a written question to the Company's Auditors relevant to the content of the Auditor's Report to be considered at the Annual General Meeting or the conduct of the audit of the Financial Report to be considered at the Annual General Meeting.

Questions to the Company's Auditors must be given to the Company no later than Thursday 2 November 2006. The Company may examine the contents, or make a copy, of any question so submitted. A list of relevant written questions (prepared by the Company's Auditors) will be made available to members attending the Annual General Meeting at the start of the meeting.

The chairperson of the Annual General Meeting will allow a reasonable opportunity at the meeting for a representative of the Company's Auditors to answer any written questions submitted in accordance with the above procedure. If the Company's Auditor has prepared written answers to written questions, the chairperson may allow these to be tabled at the meeting and such written answers will be made available to members as soon as practicable after the meeting.

Please send any written questions for the Company's Auditors to:

Bionomics Ltd
31 Dalgleish Street
Thebarton SA 5031
***or** facsimile: (08) 8354 6199*
***or** email: info@bionomics.com.au*

by no later than 5:00pm Adelaide time on Thursday 2 November 2006.

By order of the Board



Stephen Birrell
Company Secretary

Adelaide, 4 October 2006

EXPLANATORY NOTES FOR THE 2006 ANNUAL GENERAL MEETING

These Explanatory Notes have been prepared to assist shareholders with their consideration of the resolutions set out in the Notice of Annual General Meeting dated 29 September 2006.

ORDINARY BUSINESS

RESOLUTION 1: Adoption of Remuneration Report

The remuneration report for the year ended 30 June 2006 is set out in the 2005-06 financial statements.

Pursuant to section 250R(2) of the Corporations Act, a resolution that the remuneration report be adopted must be put to the vote at the Company's Annual General Meeting. The vote on the proposed resolution is advisory only and does not bind the directors or the Company. However, the Board will take the outcome of the vote into consideration when reviewing the Company's remuneration practices and policies.

The chairman will allow a reasonable opportunity for members to discuss the remuneration report.

RESOLUTION 2: Election of Non-Executive Director

Dr George Jessup will retire at the Annual General Meeting as required by the Company's Constitution and, being eligible, offer himself for re-election.

Dr George Jessup (MB, BS, MBiomedEng, MBA) joined the Company as a Non-Executive Director on 1 July 2005. He is the co-founder and Managing Director of Start-up Australia Ventures Pty Ltd, a venture capital company which is active in investing in biotechnology companies. Dr Jessup also has extensive experience in senior management roles in the medical device and pharmaceutical industries, including a role in the US as Global Director of Medical Affairs of the Medical Device Division of an international pharmaceutical company (American Cyanamid, later acquired by Wyeth). Dr Jessup is a medical graduate and has worked in various clinical and research positions at a number of Sydney teaching hospitals including Prince of Wales, Prince Henry and Royal North Shore Hospitals.

RESOLUTION 3: Election of Non-Executive Director

Mr Trevor Tappenden will retire at the Annual General Meeting as required by the Company's Constitution and, being eligible, offer himself for re-election.

Mr Trevor Tappenden (ACA, FAICD) joined the company as a Non-Executive Director on 15 September 2006. He was a Partner in the firm of Emst & Young, Australia, from 1982 until 2003, specializing in entrepreneurial growth companies as well as being the Melbourne Managing Partner from 1997 to 2001, and a member of the firm's Board of Partners. Mr. Tappenden is actively involved as an independent company director for a number of corporate, government and education bodies. He holds the position of Chairman of the Audit and Risk Management committee for many of those organizations.

SPECIAL BUSINESS

BACKGROUND

Resolutions 4 to 10 (inclusive) set out in the Notice of Annual General Meeting are being put before shareholders for the purpose of ASX Listing Rules 7.1, 7.4, 10.11 and 10.14 (as applicable).

(A) *Listing Rule 7.1 and 7.4*

Broadly speaking, Listing Rule 7.1 provides that a listed company may issue or agree to issue in aggregate up to 15% of its fully paid ordinary shares within a 12-month period without shareholder approval. Any issues of shares beyond this amount must be first approved by shareholders and any

issues of shares otherwise approved by shareholders will not be counted in calculating compliance with the 15% limit.

Under Listing Rule 7.4 it is possible for shareholders to approve share issues after they have been made (but within the 15% limit). Once those share issues have been approved they are no longer counted for the purpose of determining whether in any 12 month period the 15% limit has been reached. Resolution 8 has been proposed pursuant to Listing Rule 7.4 and Resolutions 5 and 10 are being proposed pursuant to Listing Rule 7.1.

(B) *Listing Rule 10.11*

Listing Rule 10.11 requires a listed company to obtain shareholder approval for the issue of securities to related parties. As a consequence, the Company is required to obtain shareholder approval before issuing shares to its directors and any company controlled by a director (Resolutions 4 and 9). The 15% limit imposed by Listing Rule 7.1 does not include issues approved under Listing Rule 10.11 and shareholders should note that, if they pass Resolutions 4 and 9, it is not necessary for the Company to seek separate shareholder approval of the proposed share and option issues under Listing Rule 7.1.

(C) *Listing Rule 10.14*

Listing Rule 10.14 requires a listed company to obtain shareholder approval for the issue of securities under an employee incentive scheme (such as the Bionomics Employee Option Plan) to certain parties, which includes a director, or an associate of a director, of the Company. As a consequence, the Company is required to obtain shareholder approval before issuing share options to Mr Trevor Tappenden and Dr Deborah Rathjen under the Bionomics Employee Share Option Plan (Resolutions 6 and 7).

RESOLUTION 4: ASX Listing Rule 10.11 – Proposed Issue of Shares to Directors

Resolution 4 is being put before shareholders for the purpose of ASX Listing Rule 10.11.

As noted above, ASX Listing Rule 10.11 requires a listed company to obtain shareholder approval for the issue of securities to related parties, which includes a director of the Company. ASX Listing Rule 10.13 sets out the information that must be included in the Notice of Annual General Meeting when seeking approval of shareholders under ASX Listing Rule 10.11.

Under Resolution 4, the Board seeks approval to issue shares to each of the Company's non-executive directors in lieu of one third of their directors' fees, and to Dr Deborah Rathjen (Chief Executive Officer and Managing Director) in lieu of some of her annual salary, for the financial year ending on 30 June 2007 (**"Payment Period"**).

The Board believes this is beneficial for the Company since it conserves the Company's cash reserves and further aligns directors' interests with the interests of shareholders.

Shareholders have approved the issue of shares to non-executive directors in this manner at the last six Annual General Meetings. On each such occasion, the Board also advised shareholders of the Board's intention to implement a similar arrangement in subsequent years.

Shareholders have approved the issue of shares to Dr Deborah Rathjen in this manner at the last Annual General Meeting.. It is evident of her commitment to the company that she is prepared to sacrifice cash for shares in order to preserve the working capital of the company.

The following information is provided for the purposes of ASX Listing Rule 10.13.

The Board has used a volume weighted average share price (VWAP) to calculate the number of shares to be issued in lieu of one third of the directors' fees payable and in lieu of annual salary for Dr Deborah Rathjen, for the Payment Period. The VWAP used in respect of the Payment Period has been calculated by reference to the price at which shares traded on the Australian Stock Exchange using the same formulae as the company's ESOP which has previously been approved by shareholders. The weighted average price used is the 7 day VWAP which was $0.1455 over the 7 trading days immediately preceding 31 August 2006.

The non-executive directors' fees payable to current directors in respect of the Payment Period are:

	1 July 2006 to 30 June 2007
Chairman	$82,000
Directors	$41,000
Audit & Risk Management Committee Chairman	$50,000

Based on one third of these amounts for non-executive directors and some of Dr Rathjen's annual salary, the number of shares proposed to be issued to each director under the arrangement described above is as follows:

Director	With respect to financial year ending 30 June 2007
Dr Peter Jonson	185,979
Dr George Jessup	92,990
Mr Trevor Tappenden	90,592
Dr Deborah Rathjen	206,186

The Company proposes to issue the above shares by no later than 9 December 2006. The shares to be issued will carry the usual rights applicable to ordinary shares in the Company and will, from their date of issue, rank equally with fully paid ordinary shares currently on issue.

Shareholders should note that the Board intends to implement a similar arrangement for non-executive directors for subsequent financial years.

RESOLUTION 5 – Proposed Issue of Shares to Mr Stephen Birrell

Resolution 5 is being put to Shareholders for the purposes of ASX Listing Rule 7.1.

ASX Listing Rule 7.1 prevents a listed company from issuing or agreeing to issue in aggregate more than 15% of its fully paid ordinary shares within a 12-month period without shareholder approval. The Company proposes to issue to Mr Stephen Birrell (Chief Financial Officer and Company Secretary) 103,093 fully paid ordinary shares in lieu of some of his annual salary for the year ending 30 June 2007.

The following information in relation to the proposed issue of shares is provided for the purposes of ASX Listing Rule 7.3:

i. the number of shares in the Company that will be issued to Mr Stephen Birrell in relation to the proposed share issue will be 103,093;

ii. the Company will issue the shares on or about 1 December 2006 and in any event by no later than 9 February 2007;

iii. the shares will be issued in lieu of some of Mr Stephen Birrell's annual salary. The effective issue price of the shares will be $0.1455, calculated by reference to the seven day volume weighted average price of the Company's shares traded on the Australian Stock Exchange calculated to close of market, 31 August 2006;

iv. the shares will have the same rights as ordinary shares in the capital of the Company as provided by the Company's constitution and rank equally with existing ordinary shares from the date of issue;

v. no funds are to be raised by the issue. The issue is instead made in lieu of Mr Stephen Birrell's cash salary. The Board believes this is beneficial for the Company since it conserves the Company's cash reserves and further aligns interests of the executive with the interests of shareholders; and

vi. the voting exclusion statement in respect of Resolution 5 is set out in the Notice of Meeting.

RESOLUTION 6 – ASX Listing Rule 10.14 - Proposed Issue of Share Options to Mr Trevor Tappenden

Resolution 6 seeks shareholder approval for the proposed issue of share options to Mr Trevor Tappenden.

Resolution 6 is being put to Shareholders for the purposes of ASX Listing Rule 10.14.

Under the Australian Stock Exchange Limited Principles of Good Corporate Governance and Best Practice Recommendations, the Guidelines for non-executive director remuneration relating to Recommendation 9.3 provide that non-executive directors should normally be remunerated by way of fees, should not participate in schemes designed for remuneration of executives and should not receive options.

However, in view of the special circumstances of the Company, namely:

- the Company does not presently have earnings and its cash is at a premium; and
- the Company considers it essential to attract and retain high calibre non-executive directors and to provide those directors with a competitive level of remuneration,

the issue of options is in the best interest of the Company, and aligns the interests of non-executive directors with the interests of the Company's shareholders.

The Company proposes to issue share options to Mr Tappenden as follows:

Non-Executive Director	***Number of Share Options***	***Exercise Period***
Mr Trevor Tappenden	500,000	• for 100,000 options, a 5 year period commencing from the date of acceptance; • for 100,000 options, a 5 year period commencing from the first anniversary of the date of acceptance; • for 100,000 options, a 5 year period commencing from the second anniversary of the date of acceptance; • for 100,000 options, a 5 year period commencing from the third anniversary of the date of acceptance; and • for 100,000 options, a 5 year period commencing from the fourth anniversary of the date of acceptance.

The following information is provided in relation to the terms of the share options and for the purposes of ASX Listing Rules 10.15:

(a) the share options will be issued under the Bionomics Limited Employee Share Option Plan ("**Option Plan**") for no consideration (but with an exercise price as described below);

(b) each share option entitles Mr Tappenden to subscribe for a fully paid ordinary share in the Company at a price of $0.30 per share at any time during the share option exercise period as described in the table above;

(c) since the last approval of the issue of securities under the Option Plan (approved pursuant to Listing Rule 10.14) Dr Deborah Rathjen has received 100,000 options. These options were issued for no consideration. These options were the options approved by shareholders at the Annual General Meeting of the Company on 3 November 2005.

(d) the directors of the Company as listed below are each entitled to participate in the Option Plan:

Dr Peter Jonson
Dr Deborah Rathjen
Dr George Jessup
Mr Trevor Tappenden

(e) a voting exclusion statement in respect of Resolution 6 is set out in the Notice of Annual General Meeting;

(f) there is no loan in relation to the acquisition by Mr Tappenden;

(g) if Resolution 6 is approved, the share options are expected to be issued by 1 December 2006 (and in any event, no later than 9 December 2007); and

(h) the share options will be issued for no consideration and therefore no funds will be raised by the issue of the share options. However, to the extent that the share options are exercised, the Company expects that the funds raised by the issue will be used for the Company's research and development projects.

The share options will not be quoted on the ASX.

Shareholders should note that at the 2005 Annual General Meeting, shareholders approved a resolution excluding the issue of share options under the Option Plan from being counted in determining the Company's 15% limit under Listing Rule 7.1. Share options granted pursuant to Resolution 6 will therefore be excluded in such a calculation.

RESOLUTION 7: ASX Listing Rule 10.14 – Approval of Proposed Issue of Share Options to Dr Deborah Rathjen

Resolution 7 seeks shareholder approval for the proposed issue of share options to Dr Deborah Rathjen, the Chief Executive Officer and Managing Director of the Company.

Resolution 7 is being put to Shareholders for the purposes of ASX Listing Rule 10.14.

The Company proposes to issue 97,300 share options to Dr Rathjen under the Option Plan for no consideration (but with an exercise price as described below). The Board considers that such an arrangement is in the Company's interests as it aligns the interests of Dr Rathjen with the interests of the Company's shareholders.

The Board has classified the proposed share options as bonus share options. The rationale for bonus share options, as approved by the Board, is to reward performance whilst at the same time preserving cash. The Board also recognises that bonus share options are a mechanism for ensuring that long term employees continue to receive share options.

Under current Company policy, in order to be considered for bonus share options, an employee must have achieved at least 50% of the objectives agreed at performance reviews, and in the case of the Chief Executive Officer, at least 50% of the Company's Corporate and R&D objectives for the relevant period.

The non-executive directors have approved the offer to Dr Rathjen of 97,300 share options, in recognition of her performance against the Company's 2005-06 Corporate and R&D objectives, which were set by the Board in June 2005.

The following information is provided in relation to the terms of the share options and for the purposes of ASX Listing Rule 10.15:

(a) the information as outlined in Resolution 6 (a), (c), (d), (g) and (h) applies to this resolution;

(b) each share option entitles Dr Rathjen to subscribe for a fully paid ordinary share in the Company at a price of $0.1455 per share (based on the seven day volume weighted average price of the company's shares over the 7 trading days immediately preceding 31 August 2006) at any time during the share option exercise period. The share option exercise period will commence from the date of issue of the share options and end on the date that is five years after the commencement of that period;

(c) there is no loan in relation to the acquisition by Dr Rathjen;

(d) a voting exclusion statement in respect of Resolution 7 is set out in the Notice of Annual General Meeting.

The share options will not be quoted on the ASX.

Shareholders should note that at the 2005 Annual General Meeting, shareholders approved a resolution excluding the issue of share options under the Option Plan from being counted in

determining the Company's 15% limit under Listing Rule 7.1. Share options granted pursuant to Resolution 7 will therefore be excluded in such a calculation.

RESOLUTION 8: ASX Listing Rule 7.4 - Approval of Issue of Shares

Resolution 8 is being put before shareholders for the purpose of ASX Listing Rule 7.4.

On 26 September 2006 the Company issued 16,857,145 fully paid ordinary shares in the Company on the terms described below. Pursuant to Listing Rule 7.4 the Company now seeks shareholder approval of that share issue. Such an approval would enable the Company to issue additional shares during the following 12 month period up to 15% of its existing issued shares, without the requirement to obtain a further shareholder approval.

The following information is provided for the purposes of ASX Listing Rule 7.5:

(a) 16,857,145 fully paid ordinary shares were issued on 26 September 2006;

(b) the issue price of the shares was a $0.14 which represents a 6% discount to the seven day volume weighted average price of the company's shares traded on the Australian stock Exchange calculated to close of trade on Friday 15 September 2006 ;

(c) the shares have the same rights as ordinary shares in the capital of the Company as provided by the Company's Constitution and from the date of their issue ranked equally with existing fully paid ordinary shares on issue;

(d) the shares were allotted to sophisticated investors and professional investors as defined in section 708 of the Corporations Act nominated by the broker arranging the placement;

(e) the funds raised through the share issue are intended to be used to fund the Company's ongoing drug discovery programs and associated operating costs;

(f) a voting exclusion statement in respect of Resolution 8 is set out in the Notice of Annual General Meeting.

RESOLUTION 9: ASX Listing Rule 10.11 - Proposed Issue of Shares to George Jessup and Start-up Australia Ventures Pty Limited

Resolution 9 is being put before shareholders for the purposes of ASX Listing Rule 10.11.

ASX Listing Rule 10.11 requires a listed company to obtain shareholder approval for the issue of securities to related parties, which includes a director of the Company and any company that a director controls. Each of Dr George Jessup and Start-up Australia Ventures Pty Limited as managing partner of the BioVentures Australia Partnership (**"SAV"**) wish to participate in an issue of shares on the same terms as the proposed issue in Resolution 10. As Dr George Jessup is a director of the Company and he controls SAV through his position as Managing Director of that company, neither Dr George Jessup nor SAV is entitled to participate in a proposed issue of shares without shareholder approval for the purposes of ASX Listing Rule 10.11.

The shares are proposed to be issued on the same terms as all other shares proposed to be issued under Resolution 10. The share capital raised through the issue will be used to fund the development of BNC 105 and to continue drug discovery programs in epilepsy, anxiety and multiple sclerosis and all operating costs associated therewith.

The following information in relation to the proposed issue is provided for the purposes of ASX Listing Rule 10.13:

i. the number of shares in the Company that will be issued to each party in relation to the proposed share issue will be:

Dr George Jessup	714,286
Start-up Australia Ventures Pty Limited as managing partner of the BioVentures Australia Partnership	7,142,857;

ii. the Company will issue the shares on or about 10 November 2006 and in any event by no later than 9 December 2007;

iii. the issue price of the shares will be $0.14, representing a 6% discount to the seven day volume weighted average price of the Company's shares traded on the Australian Stock Exchange calculated to close of market on Friday, 15 September 2006;

iv. the shares will have the same rights as ordinary shares in the capital of the Company as provided by the Company's constitution and rank equally with existing ordinary shares from the date of issue;

v. the Company intends to use the funds raised by the private placement primarily to support the development of BNC105 and to continue drug discovery in epilepsy, anxiety and multiple sclerosis, and associated operating costs;

vi. the voting exclusion statement in respect of Resolution 9 is set out in the Notice of Meeting.

RESOLUTION 10: ASX Listing Rule 7.1 – Proposed Share Issue

Resolution 10 is being put before shareholders for the purposes of ASX Listing Rule 7.1.

ASX Listing Rule 7.1 prevents a listed company from issuing or agreeing to issue in aggregate more than 15% of its fully paid ordinary shares within a 12-month period without shareholder approval. The Company proposes to seek additional share capital through the issue of up to 11,285,712 fully paid ordinary shares to fund the development of BNC 105 and to continue drug discovery programs in epilepsy, anxiety and multiple sclerosis and all operating costs associated therewith.

The following information in relation to the proposed issue of shares is provided for the purposes of ASX Listing Rule 7.3:

i. the maximum number of shares in the Company that will be issued in relation to the proposed share issue will be 11,285,712;

ii. the Company will issue the shares on or about 10 November 2006 and in any event by no later than 9 February 2007;

iii. the issue price of the shares will be $0.14, representing a 6% discount to the seven day volume weighted average price of the Company's shares traded on the Australian Stock Exchange calculated to close of market on Friday, 15 September 2006;

iv. the names of the allottees of the shares in respect of the share issue are not known. The allottees will be sophisticated investors and professional investors as defined in section 708 of the Corporations Act nominated by the broker arranging the placement;

v. the shares will have the same rights as ordinary shares in the capital of the Company as provided by the Company's constitution and rank equally with existing ordinary shares from the date of issue;

vi. the Company intends to use the funds raised by the private placement primarily to support the development of BNC105 and to continue drug discovery in epilepsy, anxiety and multiple sclerosis, and associated operating costs;

vii. the dates of allotment of the shares will be as set out in paragraph (ii) above; and

viii. the voting exclusion statement in respect of Resolution 10 is set out in the Notice of Meeting.

Adelaide
4 October 2006

Proxy Form

Bionomics Limited
ABN 53 075 582 740

Mark this box with an 'X' if you have made any changes to your address details (see reverse) ☐

All correspondence to:
Computershare Investor Services Pty Limited
GPO Box 1903 Adelaide
SA 5001 Australia
Enquiries (within Australia) 1300 556 161
(outside Australia) 61 3 9415 4000
Facsimile 61 8 8236 2305
www.computershare.com

Appointment of Proxy

I/We being a member/s of Bionomics Limited and entitled to attend and vote hereby appoint

☐ the Chairman of the Meeting (mark with an 'X') **OR** ☐ If you are not appointing the Chairman of the Meeting as your proxy please write here the full name of the individual or body corporate (excluding the registered Securityholder) you are appointing as your proxy.

or failing the individual or body corporate named, or if no individual or body corporate is named, the Chairman of the Meeting, as my/our proxy to act generally at the meeting on my/our behalf and to vote in accordance with the following directions (or if no directions have been given, as the proxy sees fit) at the Annual General Meeting of Bionomics Limited to be held at Grevillea Room, Lower Lobby Level, Hyatt Regency, North Terrace, Adelaide on Thursday 9 November 2006 at 10.30 am (Adelaide Time) and at any adjournment of that meeting.

☐ **IMPORTANT: FOR ITEMS 4, 6 AND 7 BELOW**
If the Chairman of the Meeting is your nominated proxy, or may be appointed by default, and you have not directed your proxy how to vote on items 4, 6 and 7 below, please place a mark in this box. By marking this box, you acknowledge that the Chairman of the Meeting may exercise your proxy even if he has an interest in the outcome of those items and that votes cast by him, other than as proxy holder, would be disregarded because of that interest. If you do not mark this box and you have not directed your proxy how to vote, the Chairman of the Meeting will not cast your votes on items 4, 6 and 7 and your votes will not be counted in computing the required majority if a poll is called on these items. The Chairman of the Meeting intends to vote undirected proxies in favour of each of these items.

Voting directions to your proxy - please mark ☒ to indicate your directions

		For	Against	Abstain*
1	Adoption of Remuneration Report	☐	☐	☐
2	Election of Non-Executive Director - Dr G Jessup	☐	☐	☐
3	Election of Non-Executive Director - Mr T Tappenden	☐	☐	☐
4	Approval of Proposed Issue of Shares to Directors	☐	☐	☐
5	Approval of Proposed Issue of Shares to Mr S Birrell	☐	☐	☐
6	Approval of Proposed Issue of Share Options to Mr T Tappenden	☐	☐	☐
7	Approval of Proposed Issue of Share Options to Dr D Rathjen	☐	☐	☐
8	Approval of Issue of Shares	☐	☐	☐
9	Approval of Proposed Issue of Shares to Dr G Jessup and Start-up Australia Ventures Pty Limited	☐	☐	☐
10	Approval of Proposed Issue of Shares	☐	☐	☐

In addition to the intention advised above, the Chairman of the Meeting intends to vote undirected proxies in favour of each of the other items of business.
* If you mark the Abstain box for a particular item, you are directing your proxy not to vote on your behalf on a show of hands or on a poll and your votes will not be counted in computing the required majority on a poll.

PLEASE SIGN HERE

This section *must* be signed in accordance with the instructions overleaf to enable your directions to be implemented.

Individual or Securityholder 1	Securityholder 2	Securityholder 3
Sole Director and Sole Company Secretary	Director	Director/Company Secretary

In addition to signing the Proxy form in the above box(es) please provide the information below in case we need to contact you.

Contact Name ________ Contact Daytime Telephone ________ Date / /



PI36

How to complete the Proxy Form

1 Your Address

This is your address as it appears on the company's share register. If this information is incorrect, please mark the box and make the correction on the form. Securityholders sponsored by a broker (in which case your refence number overleaf will commence with an 'x') should advise your broker of any changes. **Please note, you cannot change ownership of your securities using this form.**

2 Appointment of a Proxy

If you wish to appoint the Chairman of the Meeting as your proxy, mark the box. If the individual or body corporate you wish to appoint as your proxy is someone other than the Chairman of the Meeting please write the full name of that individual or body corporate in the space provided. If you leave this section blank, or your named proxy does not attend the meeting, the Chairman of the Meeting will be your proxy. A proxy need not be a securityholder of the company. Do not write the name of the issuer company or the registered securityholder in the space.

3 Votes on Items of Business

You may direct your proxy how to vote by placing a mark in one of the three boxes opposite each item of business. All your securities will be voted in accordance with such a direction unless you indicate only a portion of voting rights are to be voted on any item by inserting the percentage or number of securities you wish to vote in the appropriate box or boxes. If you do not mark any of the boxes on a given item, your proxy may vote as he or she chooses. If you mark more than one box on an item your vote on that item will be invalid.

4 Appointment of a Second Proxy

You are entitled to appoint up to two proxies to attend the meeting and vote on a poll. If you wish to appoint a second proxy, an additional Proxy Form may be obtained by telephoning the company's share registry or you may copy this form.

To appoint a second proxy you must:

(a) on each of the first Proxy Form and the second Proxy Form state the percentage of your voting rights or number of securities applicable to that form. If the appointments do not specify the percentage or number of votes that each proxy may exercise, each proxy may exercise half your votes. Fractions of votes will be disregarded.

(b) return both forms together in the same envelope.

5 Signing Instructions

You must sign this form as follows in the spaces provided:

Individual:	where the holding is in one name, the holder must sign.
Joint Holding:	where the holding is in more than one name, all of the securityholders should sign.
Power of Attorney:	to sign under Power of Attorney, you must have already lodged this document with the registry. If you have not previously lodged this document for notation, please attach a certified photocopy of the Power of Attorney to this form when you return it.
Companies:	where the company has a Sole Director who is also the Sole Company Secretary, this form must be signed by that person. If the company (pursuant to section 204A of the Corporations Act 2001) does not have a Company Secretary, a Sole Director can also sign alone. Otherwise this form must be signed by a Director jointly with either another Director or a Company Secretary. Please indicate the office held by signing in the appropriate place.

If a representative of a corporate Securityholder or proxy is to attend the meeting the appropriate "Certificate of Appointment of Corporate Representative" should be produced prior to admission. A form of the certificate may be obtained from the company's share registry or at **www.computershare.com.**

Lodgement of a Proxy

This Proxy Form (and any Power of Attorney under which it is signed) must be received at an address given below no later than 48 hours before the commencement of the meeting at 10.30 am (Adelaide Time)on Thursday, 9 November 2006. Any Proxy Form received after that time will not be valid for the scheduled meeting.

Documents may be lodged:

IN PERSON	Bionomics Limited C/- Share Registry - Computershare Investor Services Pty Limited, Level 5, 115 Grenfell Street, Adelaide SA 5000 Australia
BY MAIL	Bionomics Limited C/- Share Registry - Computershare Investor Services Pty Limited, GPO Box 1903, Adelaide SA 5001 Australia
BY FAX	61 8 8236 2305